Extraordinary General Meeting of SYLA Technologies Co., Ltd

Date: June 30, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolutions		For	Against
Proposal 1:	Partial Amendment to the Articles of Incorporation	☐	☐
Proposal 2:	Election of Four (4) Directors		
	Mr. Takeshi Fuchiwaki	☐	☐
	Mr. Stuart Gibson	☐	☐
	Mr. Yozo Tachibana	☐	☐
	Mr. Keiji Torii	☐	☐
Proposal 3:	Election of one (1) Corporate Auditor		
	Ms. Keiko Yokoyama	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of SYLA Technologies Co., Ltd to be held June 30, 2023 For Holders as of May 31, 2023

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. EST on June 23, 2023.

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SYLA Technologies Co., Ltd

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 23, 2023)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA Technologies Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 31, 2023 at the Extraordinary General Meeting of Shareholders of SYLA Technologies Co., Ltd. to be held on June 30, 2023 in Shibuya-ku, Tokyo, Japan.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.**
3. **It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD
P.O. Box 8016
CARY, NC 27512-9903